FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on October 31, 2011, by Panasonic Corporation (the registrant), announcing consolidated financial results for the second quarter and six months ended September 30, 2011 (fiscal 2012).

2.	Supplemental consolidated financial data for the second quarter and six months ended September 30, 2011 (fiscal 2012).

3.	News release issued on October 31, 2011, by the registrant, announcing an outline of the new group organizational structure that will be implemented in January 2012.

4.	News release issued on October 31, 2011, by the registrant, announcing changes of senior management in line with the group reorganization to be implemented in January 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 2, 2011

October 31, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS SECOND-QUARTER AND SIX-MONTH RESULTS

- Business Restructuring Expenses Cause Net Loss; Annual Forecast Revised Downward -

Osaka, Japan, October 31, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today reported its consolidated financial results for the second quarter and six months ended September 30, 2011, of the current fiscal year ending March 31, 2012 (fiscal 2012).

Consolidated Second-quarter Results

Consolidated group sales for the second quarter decreased by 6% to 2,075.7 billion yen, from 2,206.8 billion yen, compared with the same period a year ago. Of the consolidated group total, domestic sales amounted to 1,068.8 billion yen, down by 6% from 1,135.1 billion yen and overseas sales decreased to 1,006.9 billion yen, down by 6% from 1,071.7 billion yen.

The Japanese economy was severely affected by the global economic recession, appreciation of the yen and declining stock prices. However, there were signs of recovery with the improvements in production and exports due to the normalization of the supply chain which had been disrupted by the Great East Japan Earthquake.

In the meantime, the global economy showed signs of slowdown caused by the destabilization of the European finance market due to the government debt crisis in some countries, the high rate of unemployment and faltering house prices in the U.S., and slowing of demand expansion in emerging markets.

In such a business environment, Panasonic has been working towards two themes, Paradigm Shift to Growth and Laying Foundations to be a Green Innovation Company, in the second year of its three-year midterm management plan called “Green Transformation 2012 (GT12).” This is the first step towards the 100th anniversary vision of becoming the “No.1 Green Innovation Company in the Electronics Industry.”

Operating profit1 decreased to 42.0 billion yen from 85.2 billion yen a year ago. Although the company pursued a thorough streamlining program to reduce material and fixed costs, this result was due mainly to price decline, sales decrease affected by the disaster and the appreciation of the yen. In the meantime, pre-tax loss was 141.9 billion yen compared with a profit of 60.3 billion yen a year ago, due mainly to the business restructuring expenses such as the implementation of early retirement programs and the impairment losses of fixed assets. Net loss attributable to Panasonic Corporation amounted to 105.8 billion yen, compared with a profit of 31.0 billion yen a year ago.

Consolidated Six-month Results

Consolidated group sales for six months ended September 30, 2011 decreased by 8% to 4,005.2 billion yen, compared with 4,367.9 billion yen in the same period of fiscal 2011. Domestic sales amounted to 2,036.4 billion yen, down by 7% from 2,189.5 billion yen a year ago, while overseas sales decreased by 10% to 1,968.8 billion yen, down from 2,178.4 billion yen a year ago.

The company’s operating profit for the first six months decreased significantly to 47.6 billion yen, from 169.0 billion yen a year ago. Pre-tax loss totaled 159.3 billion yen, compared with a pre-tax income of 144.6 billion yen a year ago. Net income attributable to Panasonic Corporation turned to a loss of 136.2 billion yen from an income of 74.7 billion yen a year ago.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 13.

Consolidated Six-month Breakdown by Business Segment

The company’s six-month consolidated sales and segment profit by business segment, compared with the amounts a year ago, are summarized as follows:

Digital AVC Networks

Sales decreased by 14% to 1,432.5 billion yen from 1,657.8 billion yen a year ago. Despite favorable sales of Blu-ray Disc recorders, this result was due mainly to sales decline in flat-panel TVs and mobile phones. Segment loss amounted to 18.1 billion yen, compared with segment profit of 61.3 billion yen a year ago, due mainly to sales decrease and price decline.

Home Appliances

Sales increased by 3% to 658.9 billion yen, compared with 636.7 billion yen a year ago, due mainly to favorable sales in air conditioners as well as stable sales in washing machines and refrigerators. Segment profit was 52.6 billion yen, compared with 49.1 billion yen a year ago, due mainly to sales increase and streamlining of material cost.

PEW and PanaHome

Sales increased by 5% to 879.2 billion yen from 834.0 billion yen a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales growth in electrical construction and building materials of housing/building-related business and home appliances business contributed to the overall sales increase, although sales declined in devices such as electronic materials and automation controls mainly for automobile-related products. For PanaHome Corporation and its subsidiaries, favorable sales of housing construction mainly for detached housing led to its overall sales increase, thanks to the Japanese stable housing market conditions. Segment profit was 31.6 billion yen, increased from 30.8 billion yen a year ago, due mainly to favorable sales and fixed cost reduction.

Components and Devices

Sales decreased by 14% to 411.5 billion yen, compared with 480.9 billion yen a year ago. This result was due mainly to sluggish sales in semiconductors as well as declines in sales of general components and batteries. Segment loss was 7.4 billion yen, compared with segment profit of 25.5 billion yen a year ago, due mainly to sales decrease and price decline.

SANYO

Sales decreased by 19% to 669.3 billion yen, compared with 829.7 billion yen a year ago. Although sales of solar photovoltaic systems, cold-chain equipments and commercial air conditioners were stable, sales of electronic components, digital cameras, TVs and in-car-related equipments were sluggish. Sales decline owing to the semiconductor business transfer in fiscal 2011 also led to the overall sales decrease. A 26.9 billion yen of segment loss was recorded compared with a segment profit of 6.1 billion yen a year ago, influenced by sales decreases, after incurring the expenses such as amortization of intangible assets recorded at the acquisition.

Other

Sales totaled 553.9 billion yen, down by 1% from 560.4 billion yen a year ago, due mainly to sales decline in components for group companies in Panasonic. Segment profit amounted to 23.9 billion yen, compared with 23.0 billion yen a year ago, due mainly to fixed cost reduction.

Consolidated Financial Condition

Net cash provided by operating activities for six months ended September 30, 2011 amounted to merely 1.0 billion yen, due to incurring net loss. Net cash used in investing activities amounted to 111.9 billion yen. This was due mainly to capital expenditures, offsetting proceeds from disposals of property, plant and equipment. Net cash used in financing activities was 83.1 billion yen, due mainly to repayments of long-term debt and dividend payment. Taking into consideration the effect of exchange rate fluctuations, cash and cash equivalents totaled 740.6 billion yen as of September 30, 2011, a decrease of 234.2 billion yen, compared with the end of the last fiscal year.

The company’s consolidated total assets as of September 30, 2011 decreased 507.0 billion yen to 7,315.9 billion yen from the end of fiscal 2011. This was due mainly to the appreciation of the yen, a decrease in cash and cash equivalents and a decrease in property, plant and equipment by incurring impairment losses. The company’s consolidated total liabilities decreased by 198.6 billion yen to 4,678.0 billion yen, attributable primarily to the appreciation of the yen and a decrease in account payables. Panasonic Corporation shareholders’ equity increased 0.6 billion yen, compared with the end of fiscal 2011, to 2,559.6 billion yen as of September 30, 2011. Despite an increase of 271.2 billion yen in Panasonic shareholder’s equity by share exchanges for acquisition of all shares of PEW and SANYO, this was primarily as a decrease in retained earnings by incurring net loss attributable to Panasonic Corporation and deterioration in accumulated other comprehensive income, Noncontrolling interests decreased 309.0 billion yen to 78.3 billion yen, due mainly to the share exchanges as stated above.

Interim and Year-end Dividend

The Board of Directors of the company resolved today to distribute an interim (semiannual) cash dividend of 5.0 yen per common share to shareholders of record as of September 30, 2011, payable November 30, 2011. This is equal to last year’s interim dividend of 5.0 yen. The company also plans to distribute a year-end cash dividend of 5.0 yen per common share (payable to shareholders of record as of March 31, 2012). If implemented, total dividends for fiscal 2012, including the aforementioned interim dividend of 5.0 yen per common share, will be 10.0 yen per common share.

Difference Between Result and Forecast for Consolidated Six-month

Regarding the six months result of fiscal 2012, sales was 4,005.2 billion yen compared with the forecast of 4,000.0 billion yen, due mainly to stable sales in domestic market. Operating profit was 47.6 billion yen, increased from the forecast of 10.0 billion yen due primarily to sales increase and thorough fixed cost reduction. In the meantime, Pre-tax loss was 159.3 billion yen, compared with the forecast of a loss of 50.0 billion yen and Net loss attributable to Panasonic Corporation was 136.2 billion yen, compared with the forecast of a loss of 70.0 billion yen. These results are due mainly to incurring the costs related to the structural reforms of flat-panel TVs business in other deductions. Net loss attributable to Panasonic Corporation, per share was 58.88 yen, compared with the forecast of 30.27 yen.

Outlook for Fiscal 2012

Regarding the annual forecast for fiscal 2012, the company revised its previous sales forecast of 8,700.0 billion yen downward to 8,300.0 billion yen due primarily to the sluggish overseas sales affected by ever-intensified price competition for digital products and the appreciation of the yen. Operating profit is expected to be 130.0 billion yen, a decrease from the previous forecast of 270.0 billion yen due mainly to the sales decline. In addition, there will be negative factors such as the appreciation of the yen and rising prices in raw materials, which will not be able to be offset by fixed cost reduction. Pre-tax loss is forecast to be 430.0 billion yen, compared with the previous forecast of an income of 100.0 billion yen, and Net loss attributable to Panasonic Corporation is expected to be 420.0 billion yen, compared with the previous forecast of an income of 30.0 billion yen. These changes are primarily due to an expected increase of restructuring expenses of 404.0 billion yen mainly for flat-panel TVs and semiconductor businesses to improve its financial situation. The total business restructuring expenses are now expected to be 514.0 billion yen, which are included in non-operating income/loss (a loss of 560.0 billion yen). Net loss attributable to Panasonic Corporation, per share is anticipated to be 181.64 yen, compared with the previous forecast of an income of 12.97 yen.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York Stock Exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas, and direct or indirect adverse effects of the flooding in Thailand on the Panasonic Group in terms of, among others, component procurement and manufacturing. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended September 30)

	Yen (millions)		Percentage 2011/2010
	2011	2010
Net sales	¥2,075,650	¥2,206,822	94%
Cost of sales	(1,538,814)	(1,628,763)
Selling, general and administrative expenses	(494,813)	(492,929)
Interest income	3,310	2,948
Dividends received	999	425
Interest expense	(6,827)	(6,904)
Expenses associated with the implementation of early retirement programs *	(19,738)	(678)
Other income (deductions), net *	(161,677)	(20,698)

Income (loss) before income taxes	(141,910)	60,223	—

Provision for income taxes	18,808	(25,810)
Equity in earnings of associated companies	2,569	1,884

Net income (loss)	(120,533)	36,297	—
Less net income (loss) attributable to noncontrolling interests	(14,733)	5,257

Net income (loss) attributable to Panasonic Corporation	¥(105,800)	¥31,040	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(45.75) yen	14.99 yen
per ADS	(45.75) yen	14.99 yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Three months ended September 30)

	Yen (millions)
	2011	2010
Depreciation (tangible assets)	¥65,888	¥69,687
Capital investment **	¥76,138	¥102,425
R&D expenditures	¥134,670	¥132,145

Number of employees (September 30)	360,700	385,243

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statement of Operations *

(Six months ended September 30)

	Yen (millions)		Percentage 2011/2010
	2011	2010
Net sales	¥4,005,198	¥4,367,948	92%
Cost of sales	(2,994,321)	(3,199,550)
Selling, general and administrative expenses	(963,278)	(999,430)
Interest income	6,736	5,717
Dividends received	3,814	3,483
Interest expense	(14,172)	(14,285)
Expenses associated with the implementation of early retirement programs *	(23,309)	(1,605)
Other income (deductions), net *	(180,011)	(17,725)

Income (loss) before income taxes	(159,343)	144,553	—

Provision for income taxes	1,355	(64,147)
Equity in earnings of associated companies	4,831	3,629

Net income (loss)	(153,157)	84,035	—
Less net income (loss) attributable to noncontrolling interests	(17,006)	9,317

Net income (loss) attributable to Panasonic Corporation	¥(136,151)	¥74,718	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(58.88) yen	36.09 yen
per ADS	(58.88) yen	36.09 yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Six months ended September 30)

	Yen (millions)
	2011	2010
Depreciation (tangible assets)	¥131,421	¥138,462
Capital investment **	¥131,412	¥201,075
R&D expenditures	¥266,851	¥265,833

Number of employees (September 30)	360,700	385,243

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

September 30, 2011

With comparative figures for March 31, 2011

	Yen (millions)
	Sept. 30, 2011	March 31, 2011
Assets
Current assets:
Cash and cash equivalents	¥740,595	¥974,826
Time deposits	50,818	69,897
Trade receivables:
Notes	83,927	78,979
Accounts	988,346	1,001,982
Allowance for doubtful receivables	(19,589)	(21,860)
Inventories	916,147	896,424
Other current assets	536,478	489,601

Total current assets	3,296,722	3,489,849

Investments and advances	482,492	569,651
Property, plant and equipment, net of accumulated depreciation	1,720,037	1,883,309
Other assets	1,816,614	1,880,061

Total assets	¥7,315,865	¥7,822,870

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥396,340	¥432,982
Trade payables:
Notes	64,774	60,128
Accounts	876,239	941,124
Other current liabilities	1,388,497	1,412,816

Total current liabilities	2,725,850	2,847,050

Noncurrent liabilities:
Long-term debt	1,132,051	1,162,287
Other long-term liabilities	820,061	867,198

Total noncurrent liabilities	1,952,112	2,029,485

Total liabilities	4,677,962	4,876,535

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,115,871	1,100,181
Legal reserve	94,563	94,198
Retained earnings	2,088,726	2,401,909
Accumulated other comprehensive income (loss) *	(751,632)	(625,300)
Treasury stock, at cost	(246,682)	(670,736)

Total Panasonic Corporation shareholders’ equity	2,559,586	2,558,992

Noncontrolling interests	78,317	387,343

Total equity	2,637,903	2,946,335

Total liabilities and equity	¥7,315,865	¥7,822,870

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)
	Sept. 30, 2011	March 31, 2011
Cumulative translation adjustments	¥(560,466)	¥(453,158)
Unrealized holding gains of available-for-sale securities	(18,004)	16,835
Unrealized gains of derivative instruments	3,947	2,277
Pension liability adjustments	(177,109)	(191,254)

**	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Information by Business Segment *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage 2011/2010
	2011	2010
[Sales]
Digital AVC Networks	¥1,432.5	¥1,657.8	86%
Home Appliances	658.9	636.7	103%
PEW and PanaHome	879.2	834.0	105%
Components and Devices	411.5	480.9	86%
SANYO	669.3	829.7	81%
Other	553.9	560.4	99%

Subtotal	4,605.3	4,999.5	92%
Eliminations	(600.1)	(631.6)	—

Consolidated total	¥4,005.2	¥4,367.9	92%

[Segment Profit (Loss)]*
Digital AVC Networks	¥(18.1)	¥61.3	—
Home Appliances	52.6	49.1	107%
PEW and PanaHome	31.6	30.8	103%
Components and Devices	(7.4)	25.5	—
SANYO	(26.9)	6.1	—
Other	23.9	23.0	104%

Subtotal	55.7	195.8	28%
Corporate and eliminations	(8.1)	(26.8)	—

Consolidated total	¥47.6	¥169.0	28%

*	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Six months ended September 30)

	Yen (millions)
	2011	2010
Cash flows from operating activities:
Net income (loss)	¥(153,157)	¥84,035
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	172,574	179,685
Net (gain) loss on sale of investments	1,159	(6,876)
Cash effects of changes in, excluding acquisition:
Trade receivables	(31,750)	(3,131)
Inventories	(65,848)	(132,022)
Trade payables	(936)	51,612
Retirement and severance benefits	(7,880)	(18,911)
Other	86,878	92,930

Net cash provided by operating activities	1,040	247,322

Cash flows from investing activities:
Proceeds from disposition of investments and advances	21,809	59,624
Increase in investments and advances	(3,242)	(2,633)
Capital expenditures	(173,367)	(200,728)
Proceeds from disposals of property, plant and equipment	33,639	72,771
(Increase) decrease in time deposits	14,251	(14,412)
Other	(5,031)	(6,838)

Net cash used in investing activities	(111,941)	(92,216)

Cash flows from financing activities:
Increase (decrease) in short-term debt	15,006	798,043
Increase (decrease) in long-term debt	(75,129)	(63,459)
Dividends paid to Panasonic Corporation shareholders	(10,351)	(10,353)
Dividends paid to noncontrolling interests	(7,589)	(8,072)
(Increase) decrease in treasury stock	(9)	(372)
Other	(5,013)	(62,060)

Net cash provided by (used in) financing activities	(83,085)	653,727

Effect of exchange rate changes on cash and cash equivalents	(40,245)	(50,339)

Net increase (decrease) in cash and cash equivalents	(234,231)	758,494
Cash and cash equivalents at beginning of period	974,826	1,109,912

Cash and cash equivalents at end of period	¥740,595	¥1,868,406

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment loss on fixed assets are included as part of operating profit in the statement of operations.

4.	In other income (deductions), the company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

5.	The impairment loss on fixed assets are included as other income (deduction), net.

6.	Comprehensive income (loss) attributable to Panasonic Corporation was reported as a loss of 261,645 million yen for the six months ended September 30, 2011, and a loss of 46,563 million yen for the six months ended September 30, 2010. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

7.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

8.	Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

9.	On April 1, 2011, Panasonic conducted share exchanges in order to make Panasonic a wholly-owning parent company, and its subsidiaries Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) its wholly-owned subsidiaries. Therefore, both PEW and SANYO became wholly-owned subsidiaries of the company. The difference between the fair value of the shares of Panasonic delivered to the noncontrolling interest and the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus. As a result of this share exchange, Panasonic Corporation shareholders' equity increased by 271,205 million yen while noncontrolling interests decreased by the same amount.

10.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of September 30, 2011 are as follows:

Digital AVC Networks

AVC Networks Company, Systems & Communications Company*,

Automotive Systems Company, Panasonic Healthcare Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company, Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd., Energy Company

SANYO

SANYO Electric Co., Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

*	The operations of System Networks Company and Panasonic Mobile Communications Co., Ltd. in Digital AVC Networks were integrated in April 2011. As a result, Systems & Communications Company was established.

11. Number of consolidated companies: 611 (including parent company)

12. Number of associated companies under the equity method: 113

# # #

October 31, 2011

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2012

Second Quarter and Six Months ended September 30, 2011

1. Sales Breakdown

yen (billions)

Fiscal 2012 Second Quarter	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	319.6	83%	85%	106.9	79%	212.7	85%	88%
Information and Communications Equipment	382.2	101%	104%	198.0	96%	184.2	108%	115%

Digital AVC Networks	701.8	92%	95%	304.9	89%	396.9	94%	99%
Home Appliances	303.9	101%	104%	164.1	96%	139.8	109%	114%
PEW and PanaHome	411.6	103%	105%	333.7	103%	77.9	103%	110%
Components and Devices	178.9	90%	93%	63.0	94%	115.9	88%	92%
SANYO	330.7	81%	85%	124.3	77%	206.4	84%	91%
Other	148.8	106%	108%	78.8	112%	70.0	101%	104%

Total	2,075.7	94%	97%	1,068.8	94%	1,006.9	94%	99%

(Domestic vs. Overseas)	(100%)			(51%)		(49%)

yen (billions)

Fiscal 2012 Six Months ended September 30, 2011	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	628.8	80%	82%	232.5	85%	396.3	78%	81%
Information and Communications Equipment	673.6	90%	93%	324.8	81%	348.8	101%	107%

Digital AVC Networks	1,302.4	85%	88%	557.3	83%	745.1	87%	92%
Home Appliances	633.6	103%	106%	339.4	100%	294.2	107%	113%
PEW and PanaHome	779.6	105%	106%	623.8	105%	155.8	102%	109%
Components and Devices	347.9	89%	92%	119.8	91%	228.1	88%	92%
SANYO	646.0	79%	84%	243.6	78%	402.4	80%	87%
Other	295.7	109%	110%	152.5	111%	143.2	107%	110%

Total	4,005.2	92%	94%	2,036.4	93%	1,968.8	90%	96%

(Domestic vs. Overseas)	(100%)			(51%)		(49%)

Overseas Sales by Region

yen (billions)

	Fiscal 2012 Second Quarter			Fiscal 2012 Six Months ended September 30, 2011
		12/11	Local currency basis 12/11		12/11	Local currency basis 12/11
North and South America	244.1	91%	100%	484.2	87%	97%
Europe	187.1	92%	93%	384.3	90%	91%
Asia	260.8	94%	98%	514.6	90%	95%
China	314.9	98%	103%	585.7	93%	99%

Total	1,006.9	94%	99%	1,968.8	90%	96%

2. Sales by Products

yen (billions)

Product Category	Products	Fiscal 2012
		Second Quarter		Six Months ended September 30, 2011
		Sales	12/11	Sales	12/11
Digital AVC Networks	TVs	188.4	78%	368.3	75%
	Plasma TVs	80.8	69%	161.1	65%
	LCD TVs	93.3	90%	175.5	85%
	Digital cameras	41.5	89%	85.9	88%
	BD / DVD recorders	32.8	115%	71.4	115%
	BD recorders / players	28.0	120%	62.2	122%
Home Appliances	Air conditioners	69.1	103%	167.4	113%
	Washing machines	35.2	105%	66.2	105%
	Refrigerators	37.8	106%	70.7	103%
Components and Devices	General components	83.4	94%	157.9	91%
	Semiconductors *	63.2	72%	128.2	74%

*	Information for semiconductors is on a production basis.

3. Segment Information

yen (billions)

	Fiscal 2012 Second Quarter					Fiscal 2012 Six Months ended September 30, 2011
	Sales	12/11	Segment Profit	% of sales	12/11	Sales	12/11	Segment Profit	% of sales	12/11
Digital AVC Networks	771.9	93%	-2.1	-0.3%	—	1,432.5	86%	-18.1	-1.3%	—
Home Appliances	316.0	101%	19.0	6.0%	113%	658.9	103%	52.6	8.0%	107%
PEW and Panahome	461.9	104%	21.0	4.6%	93%	879.2	105%	31.6	3.6%	103%
Components and Devices	206.0	84%	0.1	0.1%	1%	411.5	86%	-7.4	-1.8%	—
SANYO	345.3	83%	-12.9	-3.8%	—	669.3	81%	-26.9	-4.0%	—
Other	269.9	95%	12.0	4.4%	118%	553.9	99%	23.9	4.3%	104%

Total	2,371.0	94%	37.1	1.6%	38%	4,605.3	92%	55.7	1.2%	28%
Corporate and eliminations	-295.3	—	4.9	—	—	-600.1	—	-8.1	—	—

Consolidated total	2,075.7	94%	42.0	2.0%	49%	4,005.2	92%	47.6	1.2%	28%

4. Primary Domain Companies’ Information

(Business domain company basis)

<Sales, Domain Company Profit and Capital Investment * >

Fiscal 2012 Second Quarter

yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of Sales	12/11		12-11
AVC Networks Company	368.4	87%	-19.2	-5.2%	—	16.9	-3.2
Panasonic Electronic Devices Co., Ltd.	88.4	90%	2.4	2.7%	47%	6.6	-1.0
Factory Automation Business	48.5	93%	7.8	16.0%	87%	1.3	+0.7

Fiscal 2012 Six Months ended September 30, 2011

yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of Sales	12/11		12-11
AVC Networks Company	719.1	85%	-49.0	-6.8%	—	24.7	-35.4
Panasonic Electronic Devices Co., Ltd.	167.2	86%	-0.3	-0.2%	—	13.2	+0.1
Factory Automation Business	97.7	101%	14.5	14.9%	94%	1.8	+1.0

*	These figures are calculated on an accrual basis.

5. Capital Investment by Segments *

yen (billions)

	Fiscal 2012 Second Quarter		Fiscal 2012 Six Months ended September 30, 2011
		12-11		12-11
Digital AVC Networks	21.1	-5.7	34.4	-38.3
Home Appliances	10.2	+0.7	17.7	+2.7
PEW and PanaHome	11.6	+1.7	22.6	+2.9
Components and Devices **	14.4	-3.0	26.1	-11.7
SANYO	16.5	-19.3	25.5	-26.2
Other	2.3	-0.7	5.1	+0.9

Total	76.1	-26.3	131.4	-69.7

<** semiconductors only>	< 3.1 >	< -3.0 >	< 5.7 >	< -5.4 >

*	These figures are calculated on an accrual basis.

6. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2011			Fiscal 2012
	Second Quarter	Six Months ended September 30	Full Year	Second Quarter	Six Months ended September 30
U.S. Dollars	¥91	¥91	¥88	¥81	¥81
Euro	¥119	¥122	¥117	¥115	¥114

<Rates Used for Consolidation>

	Fiscal 2011			Fiscal 2012
	Second Quarter	Six Months ended September 30	Full Year	Second Quarter	Six Months ended September 30
U.S. Dollars	¥86	¥89	¥86	¥78	¥80
Euro	¥111	¥114	¥113	¥110	¥114

<Foreign Currency Transaction> *

(billions)

	Fiscal 2011						Fiscal 2012
	Second Quarter		Six Months ended September 30		Full Year		Second Quarter		Six Months ended September 30
U.S. Dollars	US$	0.5	US$	0.9	US$	2.0	US$	0.9	US$	1.8
Euro		€0.3		€0.6		€1.1		€0.4		€0.8

*	These figures are based on the net foreign exchange exposure of the company.
Transaction amount of SANYO is included from Fiscal 2012.

7. Number of Employees

(persons)

	End of September 2010	End of March 2011	End of June 2011	End of September 2011
Domestic	151,018	145,512	145,546	143,321
Overseas	234,225	221,425	220,353	217,379

Total	385,243	366,937	365,899	360,700

8. Fiscal 2012 Annual Forecasts

(1) Sales Breakdown

yen (billions)

Fiscal 2012 Forecast (as of July 28, 2011)	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	1,530.0	97%	98%	450.0	76%	1,080.0	111%	112%
Information and Communications Equipment	1,560.0	106%	106%	800.0	102%	760.0	110%	111%

Digital AVC Networks	3,090.0	101%	102%	1,250.0	91%	1,840.0	110%	112%
Home Appliances	1,280.0	105%	105%	690.0	101%	590.0	108%	109%
PEW and PanaHome	1,620.0	104%	105%	1,305.0	104%	315.0	106%	108%
Components and Devices	770.0	103%	104%	270.0	104%	500.0	103%	104%
SANYO	1,300.0	85%	87%	490.0	81%	810.0	88%	91%
Other	640.0	107%	108%	345.0	102%	295.0	114%	115%

Total	8,700.0	100%	101%	4,350.0	96%	4,350.0	104%	106%

(Domestic vs. Overseas)	(100%)			(50%)		(50%)

yen (billions)

Fiscal 2012 Forecast (as of October 31, 2011)	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	1,275.0	81%	83%	440.0	74%	835.0	85%	89%
Information and Communications Equipment	1,565.0	106%	109%	810.0	103%	755.0	109%	116%

Digital AVC Networks	2,840.0	93%	96%	1,250.0	91%	1,590.0	95%	100%
Home Appliances	1,280.0	105%	107%	690.0	101%	590.0	108%	115%
PEW and PanaHome	1,620.0	104%	106%	1,305.0	104%	315.0	106%	112%
Components and Devices	705.0	94%	98%	270.0	104%	435.0	89%	94%
SANYO	1,225.0	80%	84%	490.0	81%	735.0	80%	86%
Other	630.0	106%	107%	345.0	102%	285.0	111%	114%

Total	8,300.0	95%	98%	4,350.0	96%	3,950.0	95%	100%

(Domestic vs. Overseas)	(100%)			(52%)		(48%)

Overseas Sales by Region

yen (billions)

	Fiscal 2012 Forecasts (as of July 28, 2011)			Fiscal 2012 Forecasts (as of October 31, 2011)
		12/11	Local currency basis 12/11		12/11	Local currency basis 12/11
North and South America	1,120.0	105%	107%	990.0	92%	102%
Europe	880.0	103%	105%	750.0	87%	91%
Asia	1,100.0	103%	105%	1,030.0	96%	101%
China	1,250.0	106%	107%	1,180.0	100%	104%

Total	4,350.0	104%	106%	3,950.0	95%	100%

(2) Segment Information

yen (billions)

Fiscal 2012 Forecast (as of July 28, 2011)	Sales	12/11	Segment Profit	% of sales	12/11
Digital AVC Networks	3,340.0	101%	121.0	3.6%	105%
Home Appliances	1,320.0	103%	104.0	7.9%	113%
PEW and PanaHome	1,810.0	104%	76.0	4.2%	104%
Components and Devices	945.0	102%	35.0	3.7%	106%
SANYO	1,335.0	85%	-63.0	-4.7%	—
Other	1,210.0	101%	55.0	4.5%	104%

Total	9,960.0	100%	328.0	3.3%	92%
Corporate and eliminations	-1,260.0	—	-58.0	—	—

Consolidated total	8,700.0	100%	270.0	3.1%	88%

(Note)	The annual forecast for semiconductors on a production basis for fiscal 2012 is 312.6 billion yen, almost the same as fiscal 2011.

yen (billions)

Fiscal 2012 Forecast (as of October 31, 2011)	Sales	12/11	Segment Profit	% of sales	12/11
Digital AVC Networks	3,090.0	94%	36.0	1.2%	31%
Home Appliances	1,320.0	103%	104.0	7.9%	113%
PEW and PanaHome	1,810.0	104%	76.0	4.2%	104%
Components and Devices	880.0	95%	5.0	0.6%	15%
SANYO	1,260.0	81%	-69.0	-5.5%	—
Other	1,200.0	100%	45.0	3.8%	85%

Total	9,560.0	96%	197.0	2.1%	55%
Corporate and eliminations	-1,260.0	—	-67.0	—	—

Consolidated total	8,300.0	95%	130.0	1.6%	43%

(Note)	The annual forecast for semiconductors on a production basis for fiscal 2012 is 269.5 billion yen, down 14% from fiscal 2011.

(3) Primary Domain Companies’ Information

(Business domain company basis)

Sales, Domain Company Profit and Capital Investment*

Fiscal 2012 Forecast (as of July 28, 2011)	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of sales	12/11		12-11
AVC Networks Company	1,728.1	102%	0.0	0.0%	—	71.0	-52.0
Panasonic Electronic Devices Co., Ltd.	374.0	102%	16.2	4.3%	131%	36.7	+5.5
Factory Automation Business	192.3	110%	28.8	15.0%	120%	5.1	+3.1

Fiscal 2012 Forecast (as of October 31, 2011)	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of sales	12/11		12-11
AVC Networks Company	1,428.7	84%	-82.7	-5.8%	—	50.9	-72.1
Panasonic Electronic Devices Co., Ltd.	366.0	100%	11.6	3.2%	94%	37.4	+6.2
Factory Automation Business	181.1	104%	23.9	13.2%	100%	5.1	+3.1

*	These figures are calculated on an accrual basis.

(4) Capital Investment, Depreciation, R&D Expenditures

Capital Investment*

yen (billions)

	Fiscal 2012 Forecasts (as of July 28, 2011)		Fiscal 2012 Forecasts (as of October 31, 2011)
		12-11		12-11
Digital AVC Networks	89.0	-64.7	75.0	-78.7
Home Appliances	33.0	-1.7	35.0	+0.3
PEW and PanaHome	46.0	+2.5	47.0	+3.5
Components and Devices **	72.0	-2.7	75.0	+0.3
SANYO	62.0	-25.2	70.0	-17.2
Other	18.0	+8.0	18.0	+8.0

Total	320.0	-83.8	320.0	-83.8

<** semiconductors >	< 19.9 >	< -1.5 >	< 18.8 >	< -2.6 >

*	These figures are calculated on an accrual basis.

Depreciation (tangible assets)

			yen (billions)

Fiscal 2012 Forecasts (as of July 28, 2011)		Fiscal 2012 Forecasts (as of October 31, 2011)
	12-11		12-11
303.0	+18.8	270.0	-14.2

R&D Expenditures

			yen (billions)

Fiscal 2012 Forecasts (as of July 28, 2011)		Fiscal 2012 Forecasts (as of October 31, 2011)
	12-11		12-11
540.0	+12.2	540.0	+12.2

(5) Foreign Currency Transaction

Fiscal 2012 Forecast (as of July 28, 2011)

	Rates Used for Consolidation *	Foreign Currency Transaction **
U.S.Dollars	¥83	US$3.8 billion
Euro	¥110	€ 1.7 billion

*	Business plan rate

Fiscal 2012 Forecast (as of October 31, 2011)

	Rates Used for Consolidation	Foreign Currency Transaction **
U.S.Dollars	¥78	US$3.8 billion
Euro	¥110	€ 1.7 billion

**	These figures are based on the net foreign exchange exposure of the company.

Transaction amount of SANYO is included from Fiscal 2012.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake and the flooding in Thailand on the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2012

Sales	Yen (billions)

	0000000000	0000000000
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
Digital AVC Networks	660.6	771.9
Home Appliances	342.9	316.0
PEW and PanaHome	417.3	461.9
Components and Devices	205.5	206.0
SANYO	324.0	345.3
Other	284.0	269.9

Subtotal	2,234.3	2,371.0
Eliminations	-304.8	-295.3

Total	1,929.5	2,075.7

Segment profit	Yen (billions)

	0000000000	0000000000
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
Digital AVC Networks	-16.0	-2.1
Home Appliances	33.6	19.0
PEW and PanaHome	10.6	21.0
Components and Devices	-7.5	0.1
SANYO	-14.0	-12.9
Other	11.9	12.0

Subtotal	18.6	37.1
Corporate and eliminations	-13.0	4.9

Total	5.6	42.0

<Attachment 2> Reference

Segment information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	831.7	826.1	927.6	718.6	3,304.0
Home Appliances	322.8	313.9	337.5	301.7	1,275.9
PEW and PanaHome	391.2	442.8	446.5	454.5	1,735.0
Components and Devices	236.3	244.6	232.9	212.5	926.3
SANYO	413.0	416.7	393.3	338.9	1,561.9
Other	275.4	285.0	262.5	374.8	1,197.7

Subtotal	2,470.4	2,529.1	2,600.3	2,401.0	10,000.8
Eliminations	-309.3	-322.3	-314.8	-361.7	-1,308.1

Total	2,161.1	2,206.8	2,285.5	2,039.3	8,692.7

Segment profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	27.9	33.4	39.9	13.7	114.9
Home Appliances	32.3	16.8	32.8	10.4	92.3
PEW and PanaHome	8.3	22.5	23.2	19.0	73.0
Components and Devices	11.8	13.7	3.6	3.9	33.0
SANYO	5.0	1.1	-5.7	-8.4	-8.0
Other	12.8	10.2	12.2	17.7	52.9

Subtotal	98.1	97.7	106.0	56.3	358.1
Corporate and eliminations	-14.3	-12.5	-10.7	-15.3	-52.8

Total	83.8	85.2	95.3	41.0	305.3

<Attachment 3> Reference

Segment information for fiscal 2010

Sales					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	773.3	830.8	974.1	831.3	3,409.5
Home Appliances	306.6	288.3	305.6	303.7	1,204.2
PEW and PanaHome	357.7	416.0	410.7	447.7	1,632.1
Components and Devices	213.3	243.5	246.9	227.8	931.5
SANYO	—	—	—	404.8	404.8
Other	204.7	241.4	231.6	334.5	1,012.2

Subtotal	1,855.6	2,020.0	2,168.9	2,549.8	8,594.3
Eliminations	-260.1	-282.2	-282.3	-351.7	-1,176.3

Total	1,595.5	1,737.8	1,886.6	2,198.1	7,418.0

Segment profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	-13.6	26.3	40.2	34.4	87.3
Home Appliances	18.6	8.1	31.3	8.1	66.1
PEW and PanaHome	-7.8	12.0	17.4	13.1	34.7
Components and Devices	-9.7	13.4	19.2	13.6	36.5
SANYO	—	—	—	-0.7	-0.7
Other	-0.9	3.0	6.2	11.4	19.7

Subtotal	-13.4	62.8	114.3	79.9	243.6
Corporate and eliminations	-6.8	-13.7	-13.3	-19.3	-53.1

Total	-20.2	49.1	101.0	60.6	190.5

Notes:	1.	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.
	2.	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the period before December 2009.

<Attachment 4> Reference

Primary domain companies’ information for fiscal 2012

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
AVC Networks Company	350.7	368.4
Panasonic Electronic Devices Co., Ltd.	78.8	88.4
Factory Automation Business	49.2	48.5

Domain company profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
AVC Networks Company	-29.8	-19.2
Panasonic Electronic Devices Co., Ltd.	-2.7	2.4
Factory Automation Business	6.7	7.8

Note:	In April 2011, the operations of Panasonic Mobile Communications Co., Ltd. and the System Networks Company were integrated and the Systems & Communications Company was established. Accordingly, in this information, Panasonic Mobile Communications Co., Ltd. has been withdrawn from fiscal 2012.

Primary domain companies’ information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	419.8	424.6	515.2	341.0	1,700.6
Panasonic Mobile Communications Co., Ltd.	66.1	73.6	56.2	47.5	243.4
Panasonic Electronic Devices Co., Ltd.	95.8	98.1	89.5	82.4	365.8
Factory Automation Business	44.5	52.1	38.3	39.3	174.2

Domain company profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-18.9	1.0	0.2	-10.4	-28.1
Panasonic Mobile Communications Co., Ltd.	2.7	3.6	0.8	-1.6	5.5
Panasonic Electronic Devices Co., Ltd.	3.2	5.1	3.0	1.1	12.4
Factory Automation Business	6.5	8.9	4.1	4.5	24.0

Primary domain companies’ information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	366.8	435.5	526.2	374.2	1,702.7
Panasonic Mobile Communications Co., Ltd.	102.0	63.9	63.7	77.8	307.4
Panasonic Electronic Devices Co., Ltd.	84.3	95.6	97.3	88.8	366.0
Factory Automation Business	15.9	24.3	26.5	33.9	100.6

Domain company profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-34.6	1.7	0.1	-1.3	-34.1
Panasonic Mobile Communications Co., Ltd.	7.8	1.9	0.4	0.8	10.9
Panasonic Electronic Devices Co., Ltd.	-3.8	2.9	4.6	0.9	4.6
Factory Automation Business	-7.6	-1.9	0.1	2.7	-6.7

October 31, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces New Group Organization

Osaka, Japan, October 31, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced an outline of the new group organizational structure that will be implemented in January 2012. The group-wide realignment is aimed to achieve goals set out in the company’s “Green Transformation 2012” midterm management plan and centennial vision of becoming “the No.1 Green Innovation Company in the Electronics Industry” by 2018.

The new group organization is structured in line with the company’s three basic concepts: “Maximize value creation by strengthening contacts with customers,” “Realize speedy and lean management” and “Accelerate growth businesses by boldly shifting management resources”.

Panasonic currently consists of five business segments based on common technology platforms. It will be reorganized into three business fields: “Consumer,” “Components & Devices” and “Solutions,” comprising a total of nine internal companies called “business domains” and one marketing sector.

The following describes the outline of the new organization and heads of the new business domains and marketing sector.

<New Organizational Structure>

<Consumer Business Field>

1. AVC Networks Company

1)	President: Kazuhiro Tsuga

2)	Business Contents: Development and manufacture of consumer AVC equipment, as well as development, manufacture, servicing and solutions sales of business-use AVC equipment and devices/components for AVC equipment

3)	Number of Employees: 33,000 (The employee numbers indicate globally consolidated figures throughout this document.)

2. Appliances Company

1)	President: Kazunori Takami

2)	Business Contents: Development and manufacture of home appliances, air conditioners, personal-care products, health enhancing products, etc. Development, manufacture and sales of commercial-use heating/refrigeration/air-conditioning equipment, etc. In addition, development, manufacture and sales of related devices/components

3)	Number of Employees: 43,000

3. Global Consumer Marketing Sector

1)	Director: Yoshiiku Miyata

2)	Business Contents: Marketing, sales and servicing of consumer products

3)	Number of Employees: 16,000

<Components & Devices Business Field>

1. Automotive Systems Company

1)	President: Masahisa Shibata

2)	Business Contents: Development, manufacture and sales of car-use-multimedia-related equipment and eco-car-related equipment, electrical components, etc.

3)	Number of Employees: 11,000

2. Industrial Devices Company

1)	President: Toshiaki Kobayashi

2)	Business Contents: Development, manufacture and sales of electronic components, electronic materials, semiconductors, memory devices etc.

3)	Number of Employees: 102,000

3. Energy Company

1)	President: Masato Ito

2)	Business Contents: Development, manufacture and sales of primary and secondary batteries, chargers, battery application products and solar-related products

3)	Number of Employees: 26,000

<Solutions Business Field>

1. Systems & Communications Company

1)	President: Takashi Toyama

2)	Business Contents: Development, manufacture, sales and service engineering of electric, communication and electronic machinery & equipment related to systems, networks and mobile communications

3)	Number of Employees: 28,000

2. Eco Solutions Company

1)	President: Shusaku Nagae

2)	Business Contents: Development, manufacture and sales of lighting, wiring, power distribution, housing equipment, building material, ventilation fan systems, as well as the promotion of comprehensive solutions

3)	Number of Employees: 46,000

3. Healthcare Company

1)	President: Kenji Yamane

2)	Business Contents: Development, manufacture, sales and service engineering of medical equipment and nursing-care equipment, as well as providing nursing service

3)	Number of Employees: 7,000

4. Manufacturing Solutions Company

1)	President: Yoshiro Takemoto

2)	Business Contents: Development, manufacture, sales and service of mounting-related machines for electronic-components, device-related system, welding equipment, laser oscillator, etc.

3)	Number of Employees: 4,000

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 8.69 trillion yen (US$105 billion) for the year ended March 31, 2011. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/

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October 31, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Senior Management Changes

Osaka, Japan, October 31, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced the following changes of senior management in line with the group reorganization to be implemented in January 2012.

1. Assignments and Appointments in Line with the Group Reorganization

(Effective January 1, 2012)

Assignments and Appointments:

<AVC Networks Company>
Kazuhiro Tsuga Senior Managing Director, Member of the Board	President Current: President, AVC Networks Company

<Appliances Company> Kazunori Takami Managing Director, Member of the Board	President Former: President, Home Appliances Company

Katsuhiko Fujiwara Executive Officer	Senior Vice President Director, Air Conditioning and Cold Chain Business Group
Former: Senior Vice President, Home Appliances Company In charge of Air Conditioning and Cold Chain Business of the same Company

<Global Consumer Marketing Sector>
Toshihiro Sakamoto Executive Vice President, Member of the Board	In charge of Global Consumer Marketing Sector Former: In charge of Domestic Consumer Marketing, General Director, Consumer Products Marketing, In charge of Domestic Customer Satisfaction; Design

Yoshiiku Miyata Senior Managing Director, Member of the Board	Director, Global Consumer Marketing Sector In charge of Design Former: In charge of Overseas Operations

Shiro Nishiguchi Executive Officer	Director, AVC Marketing Division Former: Director, Digital AVC Products Marketing Division, Consumer Products Marketing

Yukio Nakashima Executive Officer	Director, Appliances Marketing Division Former: Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing

Jun Ishii Executive Officer	In charge of Sales Company and Channel Strategy for Japan Former: In charge of New Business Promotion In charge of Corporate CS Division Current: President, Panasonic Consumer Marketing Co., Ltd.

<Industrial Devices Business> Yoshihiko Yamada Senior Managing Director, Member of the Board	In charge of Industrial Devices Business Former: In charge of: Industrial Sales Director, Corporate Industrial Marketing & Sales Division

<Automotive Systems Company>
Masahisa Shibata Executive Officer	President Current: President, Automotive Systems Company

<Industrial Devices Company>
Toshiaki Kobayashi Managing Executive Officer	President Director, Electronic Components and Materials Business Group Current: President, Panasonic Electronic Devices Co., Ltd.

Hisanori Ishiguro Executive Senior Councilor	Vice President Director, Semiconductor Business Group Former: President, Semiconductor Company

<Energy Company>
<SANYO Electric Co., Ltd.>
Masato Ito Executive Officer

President, Energy Company

President, Member of the Board, SANYO Electric Co., Ltd.

Former:   Director, Member of the Board; Senior Managing Executive Officer; Company President of Energy Devices Company; SANYO Electric Co., Ltd.

Current:  President, Energy Company

<Systems & Communications Company>
Takashi Toyama Managing Director, Member of the Board

President

Current:  President, Systems & Communications Company President, Panasonic System Networks Co., Ltd.; in charge of Media & Spatial Design Laboratory;

General Manager, Construction Safety Regulations Administration Department

<Eco Solutions Company>
Shusaku Nagae Senior Managing Executive Officer	In charge of Solution Business President, Eco Solutions Company Former: In charge of: Lighting Company; Panasonic Ecology Systems Co., Ltd. President, Panasonic Electric Works Co., Ltd.

Masato Tomita Executive Officer	Vice President In charge of Overseas Operations Former: Director, Corporate Management Division for CIS, the Middle East & Africa

Kuniaki Matsukage Executive Officer	Vice President Director, Lighting Business Group Former: President, Lighting Company Senior Managing Director Director, Lighting Manufacturing Business Unit Panasonic Electric Works Co., Ltd.

<Healthcare Company>
Kenji Yamane Executive Councilor	President Current: President, Panasonic Healthcare Co., Ltd.

<Manufacturing Solutions Company>
Yoshiro Takemoto Executive Councilor	President Current: President, Panasonic Factory Solutions Co., Ltd.

Koichiro Masai Executive Senior Councilor	Vice President Current: President, Panasonic Welding Systems Co., Ltd.

Joseph Taylor Executive Officer	Regional Head for North America Former: Director, Corporate Management Division for North America Current: Chairman & CEO, Panasonic Corporation of North America

Hidetsugu Uji Executive Senior Councilor

Regional Head for Latin America

President, Panasonic Corporation of Latin America

President of Panasonic Latin America

President of Panasonic Marketing Latin America

Former:   Director, Corporate Management Division for Latin America

Chairman, Panasonic Corporation of Latin America

General Manager, Brazil Coordination Department

President, Panasonic do Brasil Limitada

Laurent Abadie Managing Executive Officer

Regional Head for Europe & CIS

Former:   Director, Corporate Management Division for Europe; COO, Panasonic Europe Ltd.

Current:  Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH

Yorihisa Shiokawa Managing Executive Officer	Regional Head for Asia, the Middle East & Africa Former: Director, Corporate Management Division for Asia and Oceania Current: Managing Director, Panasonic Asia Pacific Pte. Ltd.

Toshiro Kisaka Executive Officer	Regional Head for China & Northeast Asia Former: Director, Corporate Management Division for China and Northeast Asia Current: Chairman, Panasonic Corporation of China

2. Assignments of Responsibilities to Executive Officers (Effective January 1, 2012)

Assignments:

Seiichiro Sano Senior Managing Executive Officer	In charge of: Special Task (President, SANYO Electric Co., Ltd.)

Shiro Kitajima Executive Officer	President, Panasonic Consumer Marketing Company of North America, Panasonic Corporation of North America (COO, Panasonic Corporation of North America President, Panasonic Consumer Electronics Company)

Note: (            ) former titles/assignments/appointments

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 8.69 trillion yen (US$105 billion) for the year ended March 31, 2011. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

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